Filed by ACE Convergence Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ACE Convergence Acquisition Corp.

Commission File No.: 333-261055

Tempo Automation Secures Up To $100M

in Committed Equity Financing with White Lion Capital

SAN FRANCISCO, November 21 2022 — Tempo Automation (“Tempo”), a leading software-accelerated electronics manufacturer, and ACE Convergence Acquisition Corp. (“ACE”) a special purpose acquisition company focusing on industrial and enterprise IT, have entered into a committed equity facility with White Lion Capital, LLC (“White Lion Capital”). Under the terms of the facility, White Lion Capital has committed to purchase up to an aggregate of $100 million in the post-closing combined company’s common shares from time to time after the consummation of the previously announced business combination between Tempo and ACE at the request of the post-closing combined company. This facility will provide Tempo with the ability to raise additional capital in the future, subject to certain limitations and conditions.

As previously announced, Tempo and ACE have entered into an amended and restated agreement and plan of merger relating to the proposed business combination. Upon the closing of the proposed business combination, which is subject to the satisfaction or waiver of the conditions stated in the merger agreement and other customary closing conditions, the combined entity is expected to be renamed “Tempo Automation Holdings, Inc.” and shares of its common stock are expected to trade on The Nasdaq Stock Market LLC (“Nasdaq”) under the ticker symbol “TMPO.” Tempo and ACE currently expect the transaction to be closed, subject to respective shareholder approvals, by the end of November 2022.

About Tempo Automation

Tempo is a leading software-accelerated electronics manufacturer, transforming the way top companies innovate and bring new products to market. Tempo Automation’s unique automated manufacturing platform optimizes the complex process of printed circuit board manufacturing to deliver unmatched quality, speed and agility. The platform’s all-digital process automation, data-driven intelligence, and connected smart factory create a distinctive competitive advantage for customers—to deliver tomorrow’s products today. From rockets to robots, autonomous cars to drones, many of the fastest-moving companies in industrial tech, medical technology, space, and other industries partner with Tempo Automation to accelerate innovation and set a new tempo for progress. Learn more at tempoautomation.com.

About ACE

ACE Convergence Acquisition Corp. (Nasdaq: ACEV) is a special purpose acquisition company focusing on industrial and enterprise IT and semiconductors. For more information, please visit: http://acev.io/

Additional Information and Where to Find It

Additional information about the proposed business combination (the “Tempo Transaction”) between Tempo Automation (collectively with its subsidiaries, “Tempo”) and ACE Convergence Acquisition Corp. (“ACE”), including a copy of the amended and restated agreement and plan of merger, was provided in the Registration Statement on Form S-4 (as it has been and may be amended or supplemented from time to time, the “Registration Statement”) relating to the Tempo Transaction filed by ACE with the U.S. Securities and Exchange Commission (the “SEC”), which is available at www.sec.gov. The Registration Statement has been declared effective, and ACE has filed post-effective amendments thereto. In advance of the vote by ACE’s shareholders with respect to the Tempo Transaction and other matters as described in the Registration Statement, ACE has mailed a definitive proxy statement to its shareholders in connection with ACE’s solicitation of proxies for such vote. The Registration Statement also includes the prospectus relating to the offer of securities to be issued to Tempo stockholders in connection with the Tempo Transaction. The Registration Statement includes information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ACE’s shareholders in connection with the Tempo Transaction. ACE will also file other documents regarding the Tempo Transaction with the SEC. Before making any voting decision, investors and security holders of ACE and Tempo are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Tempo Transaction as they become available because they will contain important information about the Tempo Transaction. Investors and security holders can obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ACE through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by ACE may be obtained free of charge from ACE’s website at acev.io or by written request to ACE at ACE Convergence Acquisition Corp., 1013 Centre Road, Suite 403S, Wilmington, DE 19805.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Tempo Transaction, including statements regarding the benefits of the Tempo Transaction, the anticipated timing of the Tempo Transaction, the services offered by Tempo and the markets in which it operates, and Tempo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Tempo Transaction may not be completed in a timely manner or at all, which may adversely affect the price of ACE’s securities, (ii) the risk that the Tempo Transaction may not be completed by ACE’s business combination deadline and the potential failure to obtain an additional extension of the business combination deadline if sought by ACE, (iii) the failure to satisfy the conditions to the consummation of the Tempo Transaction, including the receipt of the requisite approvals of ACE’s shareholders and Tempo’s stockholders, respectively, the satisfaction of the minimum trust account amount following redemptions by ACE’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Tempo Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the amended and restated agreement and plan of merger, (vi) the effect of the announcement or pendency of the Tempo Transaction on Tempo’s business relationships, performance, and business generally, (vii) risks that the Tempo Transaction disrupts current plans of Tempo and potential difficulties in Tempo employee retention as a result of the Tempo Transaction, (viii) the outcome of any legal proceedings that may be instituted against Tempo or against ACE related to the amended and restated agreement and plan of merger or the Tempo Transaction, (ix) the ability to maintain the listing of ACE’s securities on The Nasdaq Stock Market LLC, (x) volatility in the price of ACE’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Tempo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Tempo’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Tempo Transaction, and identify and realize additional opportunities, (xii) the risk of downturns in the highly competitive industry in which Tempo operates, (xiii) the impact of the global COVID-19 pandemic, (xiv) the enforceability of Tempo’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xv) the ability of Tempo to protect the intellectual property and confidential information of its customers, (xvi) the risk of downturns in the highly competitive additive manufacturing industry, and (xvii) other risks and uncertainties described in the Registration Statement, the proxy statement/prospectus included in the Registration Statement, ACE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 10, 2022 (the “Form 10-K”), its subsequent Quarterly Reports on Form 10-Q and the other documents filed by ACE from time to time with the SEC. The foregoing list of factors is not exhaustive. These forward-looking or supplemented statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement, the proxy statement/prospectus included in the Registration Statement, the Form 10-K, ACE’s Quarterly Reports on Form 10-Q and the other documents filed by ACE from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Tempo and ACE assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Tempo nor ACE gives any assurance that either Tempo or ACE, respectively, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to ACE with respect to any of the foregoing, and this communication shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Tempo Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

ACE and Tempo, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of ACE’s shareholders in respect of the Tempo Transaction. Information about the directors and executive officers of ACE is set forth in the Form 10-K. Additional information regarding the identity of all potential participants in the solicitation of proxies to ACE’s shareholders in connection with the proposed Tempo Transaction and other matters to be voted upon at the extraordinary general meeting, and their direct and indirect interests, by security holdings or otherwise, is set forth in ACE’s proxy statement. Investors may obtain such information by reading such proxy statement.

Contact:

Marketing	Investor Relations
Matt Lukens, Tempo Automation	Mark Roberts, Blueshirt Group
mlukens@tempoautomation.com	mark@blueshirtgroup.com

###